September 29, 2008
Via EDGAR and by courier
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE
Washington, D.C. 20549

RE:	Grand Canyon Education, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 13, 2008
File No. 333-150876
Dear Mr. Spirgel:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 21, 2008, to Grand Canyon Education, Inc. (the “Company”) regarding Amendment No. 1 to Registration Statement on Form S-1, File No. 333-150876 (the “Registration Statement”), filed by the Company on August 13, 2008.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2 to the Registration Statement on Form S-1, together with a copy that is marked to show the changes from the filing made on August 13, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Internal Control Over Financial Reporting, page 47
     Staff Comment:
     1. We note your disclosure on page F-15 regarding errors in the accounting for the shares to be issued in connection with the license agreement with Blanchard Education, LLC and in the accounting for deferred taxes at the date of your conversion from a limited liability company to a corporation. Please expand your disclosure to discuss these errors and their impact in your internal control over financial reporting.

Securities and Exchange Commission

     Company Response:
     The accounting errors relating to the shares to be issued in connection with the license agreement with Blanchard Education, LLC were summarized in the fourth bullet point in the list of accounting errors that started on what was page 47 of the Registration Statement. In response to the Staff’s comment, however, the Company deleted the phrase “2004 and 2005” in this fourth bullet point, which now appears on page 50 of the Registration Statement, and replaced it with the phrase “in all periods” to help link the summary with the recent accounting errors relating to the shares to be issued to Blanchard Education, LLC. In addition, in response to the Staff’s comment, the Company has amended the Registration Statement and expanded its disclosure to discuss the errors in the accounting for deferred taxes at the date of its conversion from a limited liability company to a corporation.
Regulation
State Education Licensure and Regulation, page 81
     Staff Comment:
     2. We note your response to comment 14 in our letter dated June 10, 2008. Please revise your disclosure to discuss the information set forth in your response regarding your belief that none of the states in which you are currently licensed or authorized, other than Arizona, are material to your operations, and that you will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to include a statement that the Company believes that none of the states in which it is currently licensed or authorized, other than Arizona, are individually material to its operations, and that it believes it will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future.
Consolidated Financial Statements
Balance Sheet, page F-3
     Staff Comment:
     3. We note your response to comment 24 in our letter dated June 10, 2008 and disclosures in Note 17(b) on page F-30. Please delete the pro forma balance sheet as of December 31, 2007.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to delete the pro forma balance sheet as of December 31, 2007.

Securities and Exchange Commission

Note 11. Series B Preferred Stock, page F-23
     Staff Comment:
     4. We note your response to comment 33 in our letter dated June 10, 2008. Please disclose that the fair value of Series C preferred stock issued was equal to the carrying amount of the Series B preferred stock at the date of the exchange.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to disclose that the fair value of Series C preferred stock issued was equal to the carrying amount of the Series B preferred stock at the date of the exchange.
*      *      *      *
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 639-6820.

Sincerely,

Grand Canyon Education, Inc.

By: Name:	/s/ Christopher C. Richardson Christopher C. Richardson
Its:	General Counsel
Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)
Latham & Watkins LLP
Mark A. Stegemoeller, Esq. (via e-mail: mark.stegemoeller@lw.com)
Steven B. Stokdyk, Esq. (via e-mail: steven.stokdyk@lw.com)